Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2022 and 2021

(Expressed in United States Dollars) (Unaudited)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States Dollars) (Unaudited)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

June 29, 2022

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at April 30, 2022 and October 31, 2021

(Expressed in United States dollars) (Unaudited)

		As at	As at
	Notes	April 30, 2022	October 31, 2021

Assets
Current
Cash	18	$50,044	$171,397
Prepaid expenses and other receivables		31,698	24,007
Total current assets		81,742	195,404
Property and equipment	5	11,630	26,012
Patents	6	-	3,877
Total assets		$93,372	$225,293

Liabilities
Current
Trade payables and other liabilities	16(b), 18(c)	$270,598	$384,057
Current lease liability	7	8,758	24,788
Convertible debentures	9,18	3,105,682	2,452,402
Derivative liabilities	9,18	636,065	787,081
Total current liabilities		4,021,103	3,648,328
Long-term loan	8	47,513	48,243
Total liabilities		4,068,616	3,696,571

Shareholders' Deficiency
Share capital	10	87,587,681	86,815,836
Contributed surplus		28,206,575	28,197,382
Equity component of convertible debentures	9	14,004	14,004
Accumulated deficit		(119,783,504)	(118,498,500)
Total shareholders' deficiency		(3,975,244)	(3,471,278)
Total liabilities and shareholders' deficiency		$93,372	$225,293

Going concern	2
Contingencies	17
Subsequent events	21

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars) (Unaudited)

		Three months ended April 30,		Six months ended April 30,
	Notes	2022	2021	2022	2021

Operating expenses
General and administrative	14(a)	$69,129	$48,436	$112,130	$65,801
Professional, other fees and salaries	14(b)	140,789	119,663	325,815	189,060
Recovery on settlement of AP balances	16(b)	-	(255,767)	-	(255,767)
Stock-based compensation	11	-	-	952	297,726
Travel and entertainment		8,285	2,531	15,252	6,004
Amortization of property and equipment	5	7,186	6,911	14,372	13,796
Write-down of capital assets		-	474	-	474
Amortization of patents	6	1,877	2,000	3,877	4,000
Foreign exchange (gain) loss	18(a)	92,968	(145,058)	35,124	(9,607)
Total operating expenses		320,234	(220,810)	507,522	311,487

Other expenses
Accretion expense	9	431,179	301,598	1,254,943	566,655
Interest expense on convertible debt	9	110,160	146,254	226,096	264,840
Other financing costs	7, 9	3,057	46,709	7,032	52,136
Loss (gain) on revaluation of derivative liabilities	9	(1,120,783)	2,825,809	(1,089,468)	3,108,117
Loss on conversion of convertible debentures	9	130,175	10,911	333,896	28,284
Loss on extinguishment of convertible debentures	9	18,139	44,103	44,983	43,356
Total other expenses		(428,073)	3,375,384	777,482	4,063,388
Income (loss) before income tax provision		107,839	(3,154,574)	(1,285,004)	(4,374,875)
Income tax provision	13	-	-	-	-
Net income (loss) and comprehensive income (loss)		$107,839	$(3,154,574)	$(1,285,004)	$(4,374,875)

Net income (loss) attributable to common shareholders
Basic		$107,839	$(3,154,574)	$(1,285,004)	$(4,374,875)
Diluted		$181,653	$(3,154,574)	$(1,285,004)	$(4,374,875)
Weighted average number of outstanding shares, basic and diluted	12
Basic		445,480,827	422,480,298	443,733,006	416,366,024
Diluted		498,294,138	422,480,298	443,733,006	416,366,024
Income (loss) per share	12
Basic		$-	$(0.01)	$-	$(0.01)
Diluted		$-	$(0.01)	$-	$(0.01)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars) (Unaudited)

					Equity
					component of
		Number of	Share	Contributed	convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total
Balance at November 1, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)
Private placements of shares for cash	10	3,213,674	143,752	-	-	-	143,752
Subscription for private placements	10	-	51,473	-	-	-	51,473
Convertible debentures converted into common shares	9	8,240,025	576,620	-	-	-	576,620
Expiry of convertible debenture conversion option	9	-	-	8,241	(8,241)	-	-
Renewal of convertible debentures	9	-	-	-	8,241	-	8,241
Issuance of stock options	11	-	-	952	-	-	952
Net loss		-	-	-	-	(1,285,004)	(1,285,004)
Balance at April 30, 2022		447,191,433	$87,587,681	$28,206,575	$14,004	$(119,783,504)	$(3,975,244)

Balance at November 1, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)
Private placements of shares for cash	10	12,002,432	531,856	-	-	-	531,856
Convertible debentures converted into common shares	9	10,808,108	411,511	-	-	-	411,511
Expiry of convertible debenture conversion option	9	-	-	2,801	(2,801)	-	-
Renewal of convertible debentures	9	-	-	-	2,801	-	2,801
Issuance of stock options	11	-	-	297,726	-	-	297,726
Net loss		-	-	-	-	(4,374,875)	(4,374,875)
Balance at April 30, 2021		425,362,993	$86,407,009	$28,111,113	$23,952	$(121,860,397)	$(7,318,323)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the six months ended April 30, 2022 and 2021

(Expressed in United States dollars) (Unaudited)

		Six months ended April 30,
	Notes	2022	2021

Operating activities
Net loss		$(1,285,004)	$(4,374,875)
Items not affecting cash:
Amortization of property and equipment	5	14,372	13,796
Write-down of capital assets		-	474
Amortization of patents	6	3,877	4,000
Accretion expense	9,15	1,254,943	566,655
Accrued interest on convertible debentures	15	165,781	212,637
Stock-based compensation	11	952	297,726
Loss on conversion of convertible debentures	9	333,896	28,284
Loss (gain) on revaluation of derivative liabilities	9,15	(1,089,468)	3,108,117
Loss (gain) on extinguishment of convertible debentures	9,15	44,983	43,356
Foreign exchange loss (gain)	18	46,270	(3,875)
		(509,398)	(103,705)
Net changes in non-cash working capital:
Decrease in prepaid expenses and other receivables		(7,691)	(3,880)
Decrease in trade payables and other liabilities		(113,459)	(287,679)
Cash flows used in operating activities		(630,548)	(395,264)

Investing activity
Purchase of property and equipment	5	-	(3,191)
Cash flows used in investing activity		-	(3,191)

Financing activities
Repayment of lease liability	7	(16,030)	19,061
Proceeds from long-term loan		-	17,747
Private placements of shares for cash	10	143,752	531,856
Subscription for private placement		51,473	-
Proceeds from issuance of convertible debentures	15	345,000	324,000
Repayments of convertible debentures	15	(15,000)	(507,096)
Cash flows provided by financing activities		509,195	385,568
Net change in cash		(121,353)	(12,887)
Cash - beginning of period		171,397	191,479
Cash - end of period		$50,044	$178,592

Supplemental cash flow information
Interest paid (classified in operating activities)	9	$60,315	$52,203
Carrying amount of convertible debentures converted into
common shares	15	$576,620	$411,511

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through April 30, 2022 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the six months ended April 30, 2022, the Company reported a net loss and comprehensive loss of $1,285,004 (2021 - $4,374,875) and negative cash flow from operations of $630,548 (2021 - $395,264). The Company's working capital deficiency as at April 30, 2022 was $3,939,361 (October 31, 2021 - $3,452,924).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2022; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. To date, the impact of the pandemic has resulted in the layoff of Company staff as of March 27, 2020. The Company has encountered delays in the commercial plans for its technology with its primary target customers. It secured a government backed loan of $60,000 CDN ($47,513 USD) (October 31, 2021 - $60,000 CDN, $48,243 USD) which matures in December 2025 (Note 8). During the six months ended April 30, 2022, the Company received government wage subsidies of $nil CDN ($nil USD) (April 30, 2021 - $73,976 CDN, $58,188 USD) (Note 14(b)(i)).

If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on June 29, 2022.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

3. Basis of presentation (continued)

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

The Company's wholly-owned subsidiaries include:

(i) Micromem Applied Sensors Technology Inc. ("MAST") which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has previously had the primary responsibility for the exploitation of the Company's technologies in conjunction with various strategic partners and customers; MAST has been inactive since October 31, 2018.

(ii) 7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)	Inactive subsidiaries	Domiciled in
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described as below;

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and derivative liabilities based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

4. New and revised standards and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. These pronouncements are not applicable or do not have a significant impact to the Company and have been excluded.

5. Property and equipment

	As at			As at
	November 1,		Adjustments/	April 30,
	2021	Additions	Disposals	2022
Cost
Computers	$18,570	$-	$(10)	$18,560
Right-of-use assets	74,307	-	-	74,307
	92,877	-	(10)	92,867
Accumulated amortization
Computers	12,824	861	-	13,685
Right-of-use assets	54,041	13,511	-	67,552
	66,865	14,372	-	81,237
Net book value	26,012	(14,372)	(10)	11,630

	As at			As at
	November 1,		Adjustments/	April 30,
	2020	Additions	Disposals	2021
Cost
Computers	$32,040	$3,191	$(18,741)	$16,490
Right-of-use assets	74,307	-	-	74,307
	106,347	3,191	(18,741)	90,797

Accumulated amortization
Computers	30,077	286	(18,267)	12,096
Right-of-use assets	27,021	13,510	-	40,531
	57,098	13,796	(18,267)	52,627
Net book value	$49,249	$(10,605)	$(474)	$38,170

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

6. Patents

	As at			As at
	November 1,		Adjustments/	April 30,
	2021	Additions	Disposals	2022
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	677,411	3,877	-	681,288
Net book value	$3,877	$(3,877)	$-	$-

	As at			As at
	November 1,		Adjustments/	April 30,
	2020	Additions	Disposals	2021
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	669,411	4,000	-	673,411
Net book value	$11,877	$(4,000)	$-	$7,877

7. Leases

(a) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at April 30, 2022.

CDN
Less than one year	$12,015

(b) Supplemental disclosure

For the three and six months ended April 30, 2022, the Company recognized $858 and $2,192 (April 30, 2021, $2,603 and $5,582) respectively of interest expense on lease obligations in the unaudited condensed interim consolidated statements of operations and comprehensive loss. The Company further recognized total cash outflow of $18,222 relating to leases in the six months ended April 30, 2022 (2021 - $19,061).

8. Long-term loan

As at April 30, 2022 the Company has obtained a $60,000 CDN ($47,513 USD) (October 31, 2021 - $60,000 CDN, $48,243 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2023 will result in a loan forgiveness of $20,000 CDN ($15,838 USD). Effective January 1, 2024, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized to income.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

9. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three and six months ended April 30, 2022, the Company incurred $nil financing costs. During the three and six months ended April 30, 2021, the Company incurred $41,582 of financing costs which primarily consisted of early repayment and administrative fees, all of which were settled in cash. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at April 30, 2022:

	USD	CDN
	(equity	(embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,116,458	$2,024,888	$570,500

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 10%
Effective annual interest rate	24%	48% - 1875001%	24% - 6408%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)

Remaining life (in months)	0 - 6	0 - 6	0 - 11

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$1,114,749	$1,040,779	$156,301	$2,311,829
Interest payable	438,835	329,443	25,575	793,853
Convertible debentures	$1,553,584	$1,370,222	$181,876	$3,105,682
Derivative liabilities	$-	$303,199	$332,866	$636,065
Equity component of convertible debentures	$14,004	$-	$-	$14,004

For the six months ended April 30, 2022:
	USD	CDN
	(equity	(embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$13,953	$1,236,016	$4,974	$1,254,943
Interest expense	$114,857	$111,851	$(612)	$226,096
(Gain) loss on revaluation of derivative liabilities	$-	$(1,092,959)	$3,491	$(1,089,468)
Loss on conversion of convertible debentures	$-	$-	$333,896	$333,896
(Gain) loss on extinguishment of convertible debentures	$-	$53,483	$(8,500)	$44,983

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$297,600
Amount of interest converted to common shares	$-	$-	$5,780
Number of common shares issued on conversion of convertible debentures	-	-	8,240,025	8,240,025

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$-	$15,000	$15,000
Amount of interest repaid in cash	$8,628	$51,687	$-	$60,315

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

9. Convertible debentures (continued)

For the three months ended April 30, 2022:

	USD	CDN
	(equity	(embedded
	component)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$7,087	$420,635	$431,179
Interest expense (prepayment)	$59,239	$56,622	$110,160
Gain on revaluation of derivative liabilities	$-	$(1,008,840)	$(1,120,783)
Loss on conversion of convertible debentures	$-	$-	$130,175
Gain on extinguishment of convertible debentures	$-	$26,639	$18,139

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2021:

	USD	CDN
	(equity	(embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,037,782	$1,989,187	$468,600

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 10%
Effective annual interest rate	24.00%	13% - 28735624%	0% - 5525%

Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 6	0 - 10

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$1,036,124	$609,924	$172,166	$1,818,214
Interest payable	332,605	269,455	32,128	634,188

Convertible debentures	$1,368,729	$879,379	$204,294	$2,452,402
Derivative liabilities	$-	$557,322	$229,759	$787,081
Equity component of convertible debentures	$14,004	$-	$-	$14,004

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

9. Convertible debentures (continued)

For the six months ended April 30, 2021:

	USD	CDN
	(equity	(embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$13,947	$419,135	$133,573	$566,655
Interest expense	$132,197	$114,335	$18,308	$264,840
Loss on revaluation of derivative liabilities	$-	$2,862,083	$246,034	$3,108,117
(Gain) loss on conversion of convertible debentures	$-	$(5,753)	$34,037	$28,284
Loss (gain) on extinguishment of convertible debentures	$55,100	$(11,744)	$-	$43,356

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$50,000	$110,000
Amount of interest converted to common shares	$30,200	$159,942	$2,580
Number of common shares issued on conversion of convertible debentures	1,118,519	7,119,774	2,569,815	10,808,108

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$205,100	$31,090	$218,770	$454,960
Amount of interest repaid in cash	$16,443	$19,590	$16,170	$52,203

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended April 30, 2021:

	USD	CDN
	(equity	(embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$7,050	$249,624	$44,924	$301,598
Interest expense	$81,848	$56,734	$7,672	$146,254
Loss on revaluation of derivative liabilities	$-	$2,562,259	$263,550	$2,825,809
(Gain) loss on conversion of convertible debentures	$-	$(11,083)	$21,994	$10,911
Loss (gain) on extinguishment of convertible debentures	$55,100	$(10,997)	$-	$44,103

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at	As at
	April 30,	October 31,
	2022	2021
Share price	$0.04	$0.05
Exercise price	$0.03 - $0.07	$0.03 - $0.07
Volatility factor (based on historical volatility)	89% - 129%	32% - 133%
Risk free interest rate	1.41% - 2.44%	0.17% - 0.55%
Expected life of conversion features (in months)	0 - 11	0 - 10
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7919	0.8041
Call value	$0.00 - $0.04	$0.01 - $0.04

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

10. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the six months ended April 30, 2022, the Company completed 4 private placements (2021 - 24 private placements), pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $143,752 (2021 - $531,856) and issued a total of 3,213,674 (2021 - 12,002,432) common shares. The Company also received subscriptions for private placements totalling $51,473, in which shares were issued subsequent to April 30, 2022.

11. Stock options

(a) Stock option plan

Until September 8, 2020, under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

The Company held its Annual General Meeting of Shareholders on September 8, 2020. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting.

(b) Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at November 1, 2021	11,700,000	$0.06
Granted	25,000	0.09
Expired	(1,000,000)	0.07
Outstanding at April 30, 2022	10,725,000	$0.06
Outstanding at November 1, 2020	2,200,000	$0.10
Granted	6,500,000	0.05
Outstanding at April 30, 2021	8,700,000	$0.06

(c) Stock options outstanding at April 30, 2022

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry date	options	Exercise price	(years)
June 29, 2018	June 29, 2023	2,200,000	0.10	1.2
November 13, 2020	November 13, 2025	6,500,000	0.05	3.5
October 8, 2021	October 8, 2026	1,000,000	0.07	4.4
October 8, 2021	October 8, 2022	1,000,000	0.07	0.4
December 15, 2021	December 15, 2023	25,000	0.09	1.6
Outstanding and exercisable at April 30, 2022		10,725,000	$0.06	2.8

(d) Fair value of options issued

The fair value of the stock options issued has been determined in accordance with the Black Scholes option-pricing model. The underlying assumptions are as follows:

Share price at grant date	$0.05
Exercise price	$0.05
Volatility factor	173%
Risk free interest rate	0.09% - 1.12
Expected life of options in years	2
Expected divided yield	0%
Forfeiture rate	0%
Weighted average Black Scholes value at grant date	$0.04

Volatility was estimated using the historical volatility of the Company's stock prices for its common shares.

During the three and six months ended April 30, 2022, the Company recorded an expense of $nil and $952 respectively to the issuance of these stock options (2021 - $nil and $297,726)

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

12. Income (loss) per share

Basic and diluted income (loss) per share are calculated using the following numerators and denominators:

	Three months ended April 30,		Six months ended April 30,
Numerator	2022	2021	2022	2021
Net income (loss) attributable to common shareholders and used in computation of basic income (loss) per share	$107,839	$(3,154,574)	$(1,285,004)	$(4,374,875)
Add: adjustments for dilutive effects	73,814	-	-	-
Net income (loss) attributable to common shareholders and used in computation of diluted income (loss) per share	$181,653	$(3,154,574)	$(1,285,004)	$(4,374,875)

Denominator
Weighted average number of common shares for computation of basic income (loss) per share	445,480,827	422,480,298	443,733,006	416,366,024
Dilutive effects of convertible features (Note 9) and stock options (Note 11)	52,813,311	-	-	-
Weighted average number of common shares for computation of diluted income (loss) per share	498,294,138	422,480,298	443,733,006	416,366,024

Basic income (loss) per share amounts are calculated by dividing the net income (loss) attributable to common shareholders for the periods by the weighted average number of common shares outstanding during the periods.

13. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at April 30, 2022 and October 31, 2021, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

14. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2022	2021	2022	2021
General and administration	$17,226	$30,144	$28,293	$34,023
Rent and occupancy	15,715	477	31,293	2,513
Office insurance	358	-	727
Investor relations, listing and filing fees	34,112	16,497	48,173	26,751
Telephone	1,718	1,318	3,644	2,514
	$69,129	$48,436	$112,130	$65,801

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2022	2021	2022	2021
Professional fees	$30,857	$38,461	$57,721	$74,505
Consulting fees	55,503	30,380	98,003	48,900
Salaries and benefits	54,429	50,822	170,091	65,655
	$140,789	$119,663	$325,815	$189,060

(i) Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020. For the three and six months ended April 30, 2022, the Company recognized $nil CDN ($nil USD) and $nil CDN ($nil USD). The subsidies received have been recorded as a reduction of salaries expenses in the unaudited condensed interim consolidated statements of operations and comprehensive income (loss) (2021 - $40,656 CDN ($32,292 USD) and $73,976 CDN ($58,188 USD)).

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

15. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Six months ended April 30,
	2022	2021
Balance - beginning of period	$3,239,483	$3,677,923
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	345,000	324,000
Repayments of convertible debentures	(15,000)	(507,096)
Non-cash changes:
Accretion expense	1,254,943	566,655
Accrued interest on convertible debentures	165,781	212,637
Loss (gain) on revaluation of derivative liabilities	(1,089,468)	3,108,117
Loss (gain) on extinguishment of debt	44,983	43,356
Convertible debentures converted into common shares	(242,724)	(383,227)
Renewal of convertible debentures	(8,241)	(2,801)
Foreign exchange loss	46,990	(35,017)
Balance - end of period	$3,741,747	$7,004,547

16. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended April 30,		Six months ended April 30,
	2022	2021	2022	2021
Professional, other fees, and salaries	$33,102	$15,298	$63,990	$26,590
Stock-based compensation	-	-	-	137,400
	$33,102	$15,298	$63,990	$163,990

During the three and six months ended April 30, 2022, key management were not awarded any options. During the three and six months ended April 30, 2021, the Company awarded 3 million stock options to key management as part of the total 6.5 million stock options issued.

(b) Trade payables and other liabilities

In 2021, the Company reversed certain amounts totalling $422,982 due to the payables being statute barred. These balances carried forward from prior years and the Company eliminated these balances in full year 2021.

(c) Convertible debentures

In January 2018, the CEO of the Company provided for a convertible debenture of $150,000 CDN ($114,086 USD). As at April 30, 2022, $9,483 CDN ($7,413 USD)(October 31, 2021 - $9,483 CDN, $7,657 USD) in loan principal remains outstanding.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

17. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16th, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

As at October 31, 2021, the Company has recorded recovery of $40,000 received in the period as a reduction of legal expenses. In the six month period ended April 30, 2022 the Company has recorded a recovery of $4,800 received in the period as a reduction of legal expenses (six months ended April 30, 2020 - $nil).

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

18. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at April 30, 2022, and October 31, 2021, balances that are denominated in CDN are as follows:

	As at	As at
	April 30,	December 31,
	2022	2021
	CDN	CDN
Cash	$24,211	$55,950
Prepaid expenses and other receivables	$40,028	$29,857
Trade payables and other liabilities	$341,712	$17,366
Convertible debentures	$1,730,316	$1,093,684
Derivative liabilities	$382,880	$693,143
Long-term loan	$60,000	$60,000

A 10% strengthening of the US dollar against the CDN would decrease accumulated deficit by $176,424 as at April 30, 2022 (October 31, 2021 - decrease accumulated deficit by $129,992). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at April 30, 2022.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	April 30,	October 31,
	2022	2021
Less than 30 days past billing date	$270,598	$384,057
31 to 90 days past billing date	-	-
Over 90 days past billing date	-	-
	$270,598	$384,057

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at April 30,		As at October 31,
	2022		2021
	Convertible	Derivative	Convertible	Derivative
	debentures	liabilities	debentures	liabilities
Less than three months	$2,145,775	$153,420	$1,609,762	$238,802
Three to six months	959,606	230,213	842,451	414,602
Six to twelve months	301	252,432	189	133,677
	$3,105,682	$636,065	$2,452,402	$787,081

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2022 and 2021

(Expressed in United States dollars, unless otherwise noted) (Unaudited)

18. Financial risk management (continued)

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash, development costs receivable, and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $69,257 as at April 30, 2022 (October 31, 2021 - $189,407). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

(i) Cash

The Company held cash of $50,044 at April 30, 2022 (October 31, 2021 - $171,397). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance.

19. Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three and six months ended April 30, 2022 and 2021, there were no transfers between levels.

20. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six months ended April 30, 2022.

21. Subsequent events

Subsequent to April 30, 2022:

(a) The Company signed a new three year lease on May 26, 2022 for its Toronto office, effective August 1, 2022. The monthly rent under the new lease agreement will be $4,455 CDN ($3,475 USD)